WITHDRAWAL OF FORM 1-A/A

SECURED REAL ESTATE INCOME STRATEGIES, LLC

2090 N. KOLB ROAD, STE 120.

TUCSON, AZ 85715

July 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Secured Real Estate Income Strategies, LLC Withdrawal of Form 1-A/A filed June 28, 2019 File No. 024-10623

Ladies and Gentlemen:

On behalf of Secured Real Estate Income Strategies, LLC, a Delaware limited liability company (“Company”), we hereby request that the Amendment filed on Form 1-A/A (File No. 024-10623) as filed with the Securities and Exchange Commission (“Commission”) on June 28, 2019 (“Amendment”) be withdrawn effective immediately. The Company is seeking withdrawal of the Amendment because of errors in the classification of the filing. We intend to file this same filing as a Form 1-A POS.  The previously qualified 1-A, effective September 28, 2017, should remain effective and qualified.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to J. Martin Tate, Esq. of Carman Lehnhof Israelsen, LLP, via email at mtate@clilaw.com.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Carman Lehnhof Israelsen, LLP by telephone at (801) 534-4435.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

/s/ Thomas Braegelmann

Thomas Braegelmann, Chief Executive Officer

SREIF Manager II, LLC, Managing Member

July 1, 2019